BY FACSIMILE AND EDGAR TRANSMISSION

February 10, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	NeoStem, Inc.
Registration Statement on Form S-1 (File No. 333-163741)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned hereby joins in the request of NeoStem, Inc. (the "Company") that the effective date for the above-referenced registration statement (the “Registration Statement”) be accelerated so that it will be declared effective by 5:00 p.m. (Eastern Standard Time), on February 11, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated February 1, 2010, relating to the above-referenced offering were distributed as follows from the period from February 1, 2010 to February 9, 2010:

1,125	total copies distributed;
0	copies to prospective underwriters;
13	copies to prospective dealers;
728	copies to institutional investors; and
384	copies to others.

On February 10, 2010, copies of the preliminary prospectus, dated February 10, 2010 were redistributed to the same parties in the amounts set forth above.

We also wish to advise you that the underwriter has complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets